Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224846

Prospectus Supplement No. 13
(To Prospectus dated May 21, 2018)

VICI Properties Inc.

Supplement No. 13 to Prospectus dated May 21, 2018

This prospectus supplement (this “Supplement No. 13”) supplements the prospectus dated May 21, 2018 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-224846). This Supplement No. 13 is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 26, 2018 (the “Current Report”). The Current Report, excluding exhibits, is attached to this Supplement No. 13.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement No. 13. This Supplement No. 13 should be read in conjunction with the Prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 of the Prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 13 is December 26, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 __________________________________________________
FORM 8-K
__________________________________________________

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): December 26, 2018
__________________________________________________
VICI Properties Inc.
(Exact Name of Registrant as Specified in its Charter)
__________________________________________________

Maryland	001-38372	81-4177147
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
430 Park Avenue, 8th Floor
New York, New York 10022
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (646) 949-4631
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
__________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Agreement.

On December 26, 2018, contemporaneously with the closing of the previously announced acquisition of all of the land and real property improvements associated with Harrah’s Philadelphia in Chester, Pennsylvania (the “Harrah’s Philadelphia Property”), VICI Properties Inc., a Maryland corporation (together with its subsidiaries, as applicable, the “Company”), and applicable subsidiaries of Caesars Entertainment Corporation (“CEC”) entered into amendments to: (i) the Lease (CPLV), dated as of October 6, 2017, which currently provides for the lease of Caesars Palace Las Vegas (“CPLV”) (as amended, the “CPLV Lease”), (ii) the Lease (Non-CPLV), dated as of October 6, 2017, which currently provides for the lease of the Company’s regional properties other than the facilities in Joliet, Illinois (as amended, the “Non-CPLV Lease”), (iii) the Lease (Joliet), dated as of October 6, 2017, which currently provides for the lease of the facilities in Joliet, Illinois (as amended, the “Joliet Lease”, and together with the CPLV Lease and the Non-CPLV Lease, collectively, the “Formation Leases”), (iv) the Amended and Restated Lease, dated as of December 22, 2017, which currently provides for the lease of Harrah’s Las Vegas (as amended, the “HLV Lease”), (v) the Management and Lease Support Agreement (CPLV), dated as of October 6, 2017 (as amended, the “CPLV MLSA”), (vi) the Management and Lease Support Agreement (Non- CPLV), dated as of October 6, 2017 (as amended, the “Non-CPLV MLSA”), (vii) the Management and Lease Support Agreement (Joliet), dated as of October 6, 2017 (as amended, the “Joliet MLSA”), and (viii) the Amended and Restated Right of First Refusal Agreement, dated as of December 22, 2017 (as amended, the “Amended and Restated ROFR”), and certain other agreements to, among other things:

Lease and Other Related Agreement Amendments

•
include the Harrah’s Philadelphia Property in the Non-CPLV Lease, provide for the initial total annual rent with respect to the Harrah’s Philadelphia Property of $21.0 million (subject to annual escalation in accordance with the Non-CPLV Lease) and allocate responsibility among the parties for certain obligations related to the Harrah’s Philadelphia Property;

•
include all of the land and real estate assets associated with Octavius Tower at CPLV, previously purchased by the Company and leased to a subsidiary of CEC pursuant to the terms of an existing lease, in the CPLV Lease;

•	with respect to the Non-CPLV Lease and the Joliet Lease, add a base rent escalation of 1.5% per year for lease years two through five;

•
commencing on the eighth lease year under the Formation Leases, reduce variable rent increases (or decreases, as applicable) to 4.0% of revenue growth (or decline, as applicable), and with respect to the Non-CPLV Lease and the Joliet Lease, make such variable rent calculations under the Non-CPLV Lease and the Joliet Lease on a combined basis;

•
implement, from the commencement of the eighth lease year under the Formation Leases, a 1.7x (under the CPLV Lease) and a 1.2x (under each of the Non-CPLV Lease and the Joliet Lease) EBITDAR rent coverage test that would act to cap base rent escalations under the Formation Leases, as applicable, whereby the EBITDAR rent coverage tests under each of the Non-CPLV Lease and the Joliet Lease take into consideration the EBITDAR generated and the rent payable under each of the Non-CPLV Lease, the Joliet Lease and those certain leases entered into by the Company and CEC pursuant to certain call rights agreements between the Company and CEC, if applicable;

•
with respect to the Non-CPLV Lease and the Joliet Lease, provide the tenants thereunder, subject to the satisfaction of certain terms and conditions, (a) an ability to transfer and sell the operating business at certain properties to replacement tenant(s) meeting certain criteria set forth in the Non-CPLV Lease or Joliet Lease, as the case may be, (b) an ability to sublease certain leased properties subject to the Non-CPLV Lease or the Joliet Lease, as the case may be, and (c) a credit for certain capital expenditures, to be fully applied against the capital expenditure requirements;

•	upon the expiration of the Formation Leases, allow the tenants thereunder to transfer their personalty and certain other investments to replacement tenants meeting certain criteria;

•	amend the HLV Lease and the Formation Leases to, among other things, provide additional protections to ensure that rent received thereunder satisfies federal tax requirements;

•
change the definition of “Change of Control” under the Formation Leases to allow CEC to insert an intervening entity into its organizational structure, provided that CEC continues to indirectly own and control the relevant tenant under the relevant Lease and certain other conditions are satisfied;

•
provide that the tenant under the CPLV Lease shall only be required to make deposits into an FF&E reserve account in connection with our existing financing but shall not be required to do so when such financing is refinanced or repaid;

•	provide that the tenants under the Non-CPLV Lease and the Joliet Lease shall no longer be required to fund and maintain fee mortgage reserve accounts;

•
grant the tenant under the Non-CPLV Lease the option to elect, in its sole discretion, to purchase from the Company any one or more of the six parcels of the portion of the leased property known as the “Las Vegas land assemblage” for a price determined pursuant to, and on the terms and conditions set forth in, the Non-CPLV Lease, and, if any such parcel is so purchased, provide the Company the right of first offer to enter into a sale - leaseback transaction with the purchaser with respect to such parcel, in the circumstances and on the terms and conditions set forth in the Amended and Restated ROFR;

•
with respect to the Formation Leases, remove the Company’s lien on, and security interests in, certain of the respective tenants’ furniture, fixtures, equipment, intellectual property and other personal property; and

•
grant additional flexibility to use of certain of the trademarks, including system-wide intellectual property and property-specific intellectual property by affiliates of the tenants under the Formation Leases.

CPLV Debt Amendments

Contemporaneously with the amendment of the CPLV Lease as described above (the “CPLV Lease Amendment”), the Company (i) obtained the consent of the holders of the mortgage loan secured by the land and real estate assets associated with CPLV (the “CPLV CMBS Loan”) to enter into the CPLV Lease Amendment, as well as, among other things, to the addition of the fee interest in the Octavius Tower as collateral for the CPLV CMBS Loan, and (ii) effectuated certain modifications to that certain Loan Agreement, dated as of October 6, 2017, by and between CPLV Property Owner LLC, as borrower, and JPMorgan Chase Bank, National Association, Barclays Bank PLC, Goldman Sachs Mortgage Company and Morgan Stanley Bank, N.A., together with their respective successors and assigns (collectively, as “Lender”) and certain other documents relating to the CPLV CMBS Loan (collectively, the “CPLV Debt Amendments”). In connection with the removal of the Company’s lien on, and security interests in, certain personal property to the extent relating to CPLV, the Company will fund a reserve (the “Lender Reimbursement Reserve”) to be maintained for the benefit of the Lender in an annual amount of $15 million (up to $60 million in the aggregate) during the term of the CPLV CMBS Loan intended to, among other things, be available for disbursement in the event of certain events of default under the CPLV CMBS Loan or the termination of the CPLV Lease (or any exercise by the landlord under the CPLV Lease of its right to repossess the premises demised thereunder) and impairment of the availability of sufficient personalty for the continued operation of the facility. In addition, in connection with the CPLV Debt Amendments, the Company is amending the loan agreement and other documents relating to two tranches (the “Mezz A Tranche Amendments” and the “Mezz B Tranche Amendments”) of the Company’s mezzanine loans to be consistent with the CPLV Debt Amendments (other than the establishment of the Lender Reimbursement Reserve).

The foregoing descriptions of the amendments to the CPLV Lease, the Non-CPLV Lease, the Joliet Lease, the HLV Lease, the CPLV MLSA, the Non-CPLV MLSA, the Joliet MLSA, the CPLV Debt Amendments, the Mezz A Tranche Amendments, the Mezz B Tranche Amendments, and the Amended and Restated ROFR do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each such document, copies of which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7, Exhibit 10.8, Exhibit 10.9, Exhibit 10.10 and Exhibit 10.11 respectively, and are incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above relating to the CPLV Debt Amendments is incorporated by reference into this Item 2.03.

Item 9.01.	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
10.1	First Amendment to Lease (CPLV), dated as of December 26, 2018, by and among CPLV Property Owner LLC, Desert Palace LLC and CEOC, LLC.
10.2*	Fourth Amendment to Lease (Non-CPLV), dated as of December 26, 2018, by and among the entities listed on Schedules A and B thereto and CEOC, LLC.
10.3*	First Amendment to Lease (Joliet), dated as of December 26, 2018, by and between Harrah’s Joliet Landco LLC and Des Plaines Development Limited Partnership.
10.4	First Amendment to Amended and Restated Lease, dated as of December 26, 2018, by and between Claudine Propco, LLC and Harrah’s Las Vegas, LLC.
10.5
First Amendment to Management and Lease Support Agreement (CPLV), dated as of December 26, 2018, by and among Desert Palace LLC, CEOC, LLC, CPLV Manager, LLC, Caesars Entertainment Corporation, CPLV Property Owner LLC, and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC.

10.6
First Amendment to Management and Lease Support Agreement (Non-CPLV), dated as of December 26, 2018, by and among CEOC, LLC, the entities listed on Schedule A and Schedule B thereto, Chester Downs and Marina, LLC, Non-CPLV Manager, LLC, Caesars Entertainment Corporation, Philadelphia Propco LLC, and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC.

10.7
First Amendment to Management and Lease Support Agreement (Joliet), dated as of December 26, 2018, by and among Des Plaines Development Limited Partnership, Joliet Manager, LLC, Caesars Entertainment Corporation, Harrah’s Joliet Landco LLC and solely for certain articles and sections named therein, Caesars License Company, LLC and Caesars Enterprise Services, LLC.

10.8
Omnibus Amendment to Loan Documents, dated as of December 26, 2018, by and among Wilmington Trust, National Association, as Trustee for the Benefit of Holders of Caesars Palace Las Vegas Trust 2017-Vici, Commercial Mortgage Pass-Through Certificates, Series 2017-VICI, CPLV Property Owner LLC and VICI Properties L.P, relating to, among other things, the CPLV CMBS Loan.

10.9
Consent and Omnibus Amendment to Loan Documents, dated as of December 26, 2018, by and among CPLV Mezz 1 LLC, VICI Properties L.P. and Wilmington Savings Fund Society, FSB, as administrative and collateral agent for the lenders under the Mezzanine A Loan Agreement, dated October 6, 2017, relating to the loan with respect thereto.

10.10
Consent and Omnibus Amendment to Loan Documents, dated as of December 26, 2018, by and among CPLV Mezz 2 LLC, VICI Properties L.P. and Wilmington Savings Fund Society, FSB, as administrative and collateral agent for the lenders under the Mezzanine B Loan Agreement, dated October 6, 2017, relating to the loan with respect thereto.

10.11	Second Amended and Restated Right of First Refusal Agreement, dated as of December 26, 2018, by and between Caesars Entertainment Corporation and VICI Properties L.P.

(*) Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICI PROPERTIES INC.
Date: December 26, 2018	By:	/s/ SAMANTHA S. GALLAGHER
Samantha S. Gallagher
Executive Vice President, General Counsel and Secretary